December 4, 2024

Bryce Klug
Chief Financial Officer
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002

       Re: Blue Dolphin Energy Company
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-15905
Dear Bryce Klug:

        We have reviewed your November 20, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 8, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Results of Operations , page 39

1. We note that in response to prior comment one, you included Exhibit A which relates to the calculation of refinery operations segment margin (deficit) and adjusted refinery operations segment margin. We further note that Exhibit A is identical to the disclosure on page 41 of your Form 10-Q for the period ending September 30,
       2024, filed on November 14, 2024. Please revise your calculation of refinery operations' cost of goods sold and refinery operations' segment margin (deficit) on page 41 to conform with your presentation as disclosed on pages 39 and 40 of your
       10-Q for the period ending September 30, 2024. In this manner, the calculation of refinery operations' cost of goods sold on pages 39 and 40 appear to be in accordance with GAAP while the calculation on page 41 excludes the elimination of intercompany charges. If the adjusted refinery operations segment margin (deficit) is
 December 4, 2024
Page 2

       meant to be burdened with an allocation of intercompany costs, you may include a non-GAAP adjustment for the appropriate amount. Please make clarifying disclosures regarding your classifications of intercompany revenues and intercompany
       costs for purposes of your non-GAAP disclosures by segment.

2. We note that in response to prior comment one you disclose the non-GAAP measure of adjusted refinery operations segment (deficit). We note that in your earnings release filed on Form 8-K on November 19, 2024 you disclose this non-GAAP measure with greater prominence than a GAAP measure. In this manner, the disclosure lacks any comparable disclosure or discussion of GAAP measures such as
       gross profit. Please refrain from presenting non-GAAP measures, including any discussion and analysis of the non-GAAP measures, in advance of and in the absence of the most directly comparable GAAP measure and a corresponding discussion and analysis, in future earnings releases, investor presentations, and periodic reports. You may refer to the answer to Question 102.10 of our Non-GAAP Compliance and
       Disclosure Interpretations if you require further clarification.

3. Please submit the revisions that you propose to address the concerns outlined above and confirm that conforming changes will be made in all subsequent disclosures of the measures such as in earnings releases and investor presentations that you publicly release or file on Form 8-K and quarterly financial reports on Form
10-Q.


        Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation